EXECUTION COPY


RECD S.E.C.
AUG 1 3 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02051078

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2002 Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)

P.E.
8/1/02

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)

PROCESSED
AUG 1 4 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGES: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED



Date: August 12, 2002

By: ______________________

Name: Bradley P. Martin
Title: Vice-President
Secretary

EXHIBIT INDEX

EXHIBIT 1

FAIRFAX *News Release*

Stock Symbol: FFH

TORONTO, August 9, 2002

SECOND QUARTER FINANCIAL RESULTS

Fairfax's insurance and reinsurance operations continued to show significant improvement in the second quarter of 2002. During the first half of 2002, net premiums written increased 20.4% over the previous year (42.5% excluding TIG, which exited from a significant amount of its program business written through MGAs), to $3,136.3 million from $2,603.9 million in 2001, while combined ratios improved as follows:

	2002	2001
Insurance - Canada	97.9%	109.7%
- U.S.	107.6%	112.5%
Reinsurance	98.8%	102.6%
Consolidated	103.2%	109.5%

Earnings before income taxes and non-controlling interests increased 206% to $103.8 million in the second quarter of 2002 from $33.9 million last year, reflecting improved underwriting and investment results. Net earnings were up only slightly to $47.0 million in the second quarter of 2002 from $46.0 million in 2001, as a result of there being $41.7 million of income tax expense in 2002 as compared to $14.4 million of income tax recovery in 2001, and a $10.4 million deduction in respect of the OdysseyRe non-controlling interest in 2002 as compared to no similar deduction in 2001 when OdysseyRe was wholly-owned.

Following is a summary of the second quarter and first half financial results:

	THREE MONTHS ENDED JUNE 30		**SIX MONTHS ENDED JUNE 30**	
	2002	**2001**	**2002**	**2001**
	($ million except per share amounts)			
Total revenue	1,890.1	1,531.7	3,632.3	3,060.0
Earnings before income taxes and non-controlling interests	103.8	33.9	132.8	45.2
Net earnings	47.0	46.0	58.3	76.9
Net earnings per share	$ 2.95	$ 3.27	$ 3.41	$ 5.38

Fairfax's detailed second quarter report can be accessed at its internet location www.fairfax.ca

There were 14.3 million weighted average shares outstanding in the second quarter and first half of 2002 compared to 13.1 million in the same periods in 2001.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

-30-

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

EXHIBIT 2

LOGO

(2)

INTERIM REPORT

For the six months ended
June 30, 2002

CONSOLIDATED BALANCE SHEETS

as at June 30, 2002 and December 31, 2001
(unaudited — $ millions)

	2002	2001
Assets		
Cash and short term investments	489.1	751.5
Marketable securities	62.4	81.9
Accounts receivable and other	3,343.7	3,405.2
Recoverable from reinsurers	12,193.9	12,802.1
	16,089.1	17,040.7
Portfolio investments		
Subsidiary cash and short term investments (market value — $1,709.9; 2001 — $2,254.3)	1,709.9	2,254.3
Bonds (market value — $11,575.6; 2001 — $11,424.2)	11,596.7	11,745.3
Preferred stocks (market value — $204.2; 2001 — $126.4)	205.2	126.8
Common stocks (market value — $993.7; 2001 — $949.7)	921.4	909.8
Investments in Hub and Zenith National (market value — $560.0; 2001 — $525.4)	466.6	471.3
Real estate (market value — $48.8; 2001 — $82.7)	34.3	78.3
Total (market value — $15,092.2; 2001 — $15,362.7)	14,934.1	15,585.8
Deferred premium acquisition costs	518.4	518.0
Future income taxes	1,625.7	1,718.8
Premises and equipment	190.4	198.1
Goodwill	270.7	274.5
Other assets	190.2	102.8
	33,818.6	35,438.7
Liabilities		
Lindsey Morden bank indebtedness	55.7	43.2
Accounts payable and accrued liabilities	1,753.7	1,826.8
Funds withheld payable to reinsurers	1,646.8	1,793.1
	3,456.2	3,663.1
Provision for claims	20,372.1	22,085.8
Unearned premiums	2,971.4	2,645.9
Long term debt	2,325.6	2,330.8
Trust preferred securities of subsidiaries	343.7	360.8
	26,012.8	27,423.3
Non-controlling interests	1,007.3	1,043.3
Excess of net assets acquired over purchase price paid	—	51.4
Shareholders' Equity		
Common stock	2,260.1	2,261.4
Preferred stock	200.0	200.0
Retained earnings	882.2	796.2
	3,342.3	3,257.6
	33,818.6	35,438.7

CONSOLIDATED STATEMENTS OF EARNINGS

for the six months ended June 30, 2002 and 2001
(unaudited — $ millions)

	Second quarter		First six months	
	2002	2001	2002	2001
Revenue				
Gross premiums written	1,956.3	1,595.0	3,910.3	3,350.1
Net premiums written	1,558.5	1,210.0	3,136.3	2,603.9
Net premiums earned	1,509.2	1,185.9	2,965.3	2,382.5
Interest and dividends	168.1	167.7	321.2	353.5
Realized gains on investments	102.7	20.5	126.0	65.5
Realized gain on OdysseyRe IPO	—	51.2	—	51.2
Claims fees	110.1	106.4	219.8	207.3
	1,890.1	1,531.7	3,632.3	3,060.0
Expenses				
Losses on claims	1,124.8	844.2	2,164.4	1,778.0
Operating expenses	361.6	368.5	710.0	688.7
Commissions, net	259.5	259.4	538.5	479.3
Interest expense	31.6	44.7	61.5	87.5
Other costs and charges (note 2)	8.8	—	25.1	19.2
Negative goodwill	—	(19.0)	—	(37.9)
	1,786.3	1,497.8	3,499.5	3,014.8
Earnings before income taxes	103.8	33.9	132.8	45.2
Provision for (recovery of) of income taxes	41.7	(14.4)	48.8	(39.9)
Earnings from operations	62.1	48.3	84.0	85.1
Non-controlling interests	(15.1)	(2.3)	(25.7)	(8.2)
Net earnings	47.0	46.0	58.3	76.9
Net earnings per share	$ 2.95	$ 3.27	$ 3.41	$ 5.38
Shares outstanding (000) (weighted average)	14,347	13,101	14,347	13,101

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the six months ended June 30, 2002 and 2001
(unaudited — $ millions)

	2002	2001
Retained earnings — beginning of period	796.2	1,167.4
Change in accounting for negative goodwill	51.4	—
Retained earnings as restated — beginning of period	847.6	1,167.4
Net earnings for the period	58.3	76.9
Common share dividends	(14.3)	—
Preferred share dividends	(6.5)	(6.5)
Dividend tax	(2.9)	—
Retained earnings — end of period	882.2	1,237.8

CONSOLIDATED STATEMENTS OF CHANGES IN CASH RESOURCES

for the six months ended June 30, 2002 and 2001
(unaudited — $ millions)

	Second quarter		First six months	
	2002	2001	2002	2001
Operating activities				
Earnings from operations	62.1	48.3	84.0	85.1
Amortization	17.8	19.9	34.5	29.5
Future income taxes	25.3	(38.5)	30.5	(56.8)
Negative goodwill	—	(19.0)	—	(37.9)
Gains on investments	(102.7)	(71.7)	(126.0)	(116.7)
	2.5	(61.0)	23.0	(96.8)
Increase (decrease) in:				
Provision for claims	(214.7)	(1,058.1)	(732.5)	(2,090.9)
Unearned premiums	81.2	29.0	421.7	353.2
Accounts receivable and other	(174.1)	53.1	(71.0)	(105.4)
Recoverable from reinsurers	452.8	763.2	44.7	854.7
Funds withheld payable to reinsurers	25.2	(99.9)	(61.6)	25.1
Accounts payable and accrued liabilities	(210.5)	(282.2)	(2.4)	(36.2)
Other	(39.0)	(43.5)	(55.8)	(62.6)
Cash provided by (used in) operating activities	(76.6)	(699.4)	(433.9)	(1,158.9)
Investing activities				
Investments — purchases	(1,453.8)	(118.4)	(1,656.3)	(724.7)
— sales	997.1	561.6	1,323.0	1,190.5
Sale (purchase) of marketable securities	83.4	63.5	19.5	55.6
Sale (purchase) of capital assets	(13.8)	(15.3)	(22.7)	(20.4)
Purchase of Old Lyme	(66.2)	—	(66.2)	—
Cash provided by (used in) investing activities	(453.3)	491.4	(402.7)	501.0
Financing activities				
Shares repurchased	(0.7)	—	(1.3)	—
Issue of OdysseyRe convertible debt	167.3	—	167.3	—
Long term debt and trust preferreds repayments (note 3)	(92.7)	(58.2)	(102.1)	(60.3)
Bank indebtedness	2.3	9.3	12.5	18.2
Common share dividends	—	—	(14.3)	—
Preferred share dividends	(3.2)	(3.2)	(6.5)	(6.5)
Proceeds on OdysseyRe IPO	—	436.9	—	436.9
Non-controlling interests	(1.4)	—	(10.9)	—
Cash provided by (used in) financing activities	71.6	384.8	44.7	388.3
Foreign currency translation	(4.3)	—	(14.9)	—
Increase (decrease) in cash resources	(462.6)	176.8	(806.8)	(269.6)
Cash resources — beginning of period	2,661.6	1,959.3	3,005.8	2,405.7
Cash resources — end of period	2,199.0	2,136.1	2,199.0	2,136.1

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments.

Notes to Consolidated Financial Statements
for the six months ended June 30, 2002 and 2001
(unaudited — in $ millions)

1. Basis of Presentation

These consolidated financial statements should be read in conjunction with the company's consolidated financial statements for the year ended December 31, 2001 as set out on pages 24 to 46 of the company's 2001 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company's consolidated financial statements for the year ended December 31, 2001, except as follows.

Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying undiscounted cash flows and operating results of its subsidiaries. In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company's negative goodwill balance of $51.4 was added to shareholders' equity as an adjustment to opening retained earnings.

The above-mentioned changes in accounting policy resulted in a reduction in pre-tax earnings of $16.2 for the six months ended June 30, 2002 ($8.2 for the second quarter of 2002), and had the new accounting policy been applied for the six months ended June 30, 2001, pre-tax earnings for that period would have been reduced by $30.4 ($15.3 for second the quarter of 2002), as set out below:

(a) negative goodwill amortization would have increased pre-tax earnings by $11.9 and $19.0 for the three months ended June 30, 2002 and 2001, respectively and by $23.7 and $37.9 for the six months ended June 30, 2002 and 2001 respectively; and

(b) goodwill amortization would have decreased pre-tax earnings by $3.7 for the three months ended both June 30, 2002 and 2001 and by $7.5 for the six months ended both June 30, 2002 and 2001.

2. Other Costs and Charges

For the six months ended June 30, 2002, the company incurred employee severance costs at Crum & Forster ($6.4) as part of management's focus on improving operating efficiencies and reducing operating expenses. The company also incurred the cost of settling two outstanding legal claims at Lindsey Morden ($9.9), including one relating to Lindsey Morden's representations and warranties on the sale of a U.K. subsidiary in November 1998. During the second quarter of 2002, the company incurred severance costs at Ranger ($2.4) as part of its integration with TIG Insurance and wrote off costs incurred in connection with CFI's contemplated IPO ($4.6) following the company's decision to withdraw CFI's IPO registration statement on July 8, 2002.

3. OdysseyRe Debt

On June 28, 2002, OdysseyRe issued $167.3 (US$110) of 4 3/8% convertible senior bonds due 2022 and repaid bank and other long term debt of $91.3 (US$60) from the proceeds of the issue.

4. Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and claims adjusting, appraisal and loss management services.

In Management's Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, as well as the earnings contributions from its runoff and other operations and claims adjusting, appraisal and loss management services. Interest and dividends in the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations in the table showing the sources of net earnings. There were no significant changes in the identifiable assets by operating group as at June 30, 2002 compared to December 31, 2001.

Comparative numbers for the reinsurance group's net premiums earned and combined ratio for the six months ended June 30, 2001 have been restated to conform to the presentation adopted in the company's 2001 Annual Report. The reinsurance group represents the results of OdysseyRe. The results of CTR's non-life reinsurance operations are included in the runoff and other segment effective January 1, 2001.

5. U.S. GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which are different in some respect from those applicable in the United States as described in Note 17 on pages 43 to 46 of the company's 2001 Annual Report.

The following shows the reconciliation of the company's net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	First six months	
	2002	2001
Net earnings, Canadian GAAP	58.3	76.9
Foreign exchange gain on yen debt swap, net of tax	—	10.8
Recoveries on retroactive reinsurance, net of tax	19.7	(6.2)
Cumulative catchup adjustment on changes in accounting for negative goodwill	179.7	—
Amortization of negative goodwill	—	(24.6)
Net earnings, U.S. GAAP	257.7	56.9
Net earnings per share, U.S. GAAP	$ 17.31	$ 3.84

The following shows the reconciliation of the company's consolidated shareholders' equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders' equity, prepared in accordance with U.S. GAAP:

	June 30, 2002	December 31 2001
Shareholders' equity, Canadian GAAP	3,342.3	3,257.6
Market value adjustment of investments, net of tax	62.3	(163.3)
Cumulative reduction in net earnings under U.S. GAAP	(571.3)	(719.3)
Shareholders' equity, U.S. GAAP	2,833.3	2,375.0
Book value per share, U.S. GAAP	$ 183.54	$ 151.56

At June 30, 2002, the cumulative reduction in net earnings under U.S. GAAP primarily relates to the deferred gain on retroactive reinsurance.

6. Foreign Exchange

The translation of the company's consolidated balance sheet and results of operations are significantly affected by movements in the US dollar/Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 at the balance sheet dates and for the interim periods.

(a) Period end exchange rate

June 30, 2002	$ 1.5209
December 31, 2001	$ 1.5963
Decrease in the value of the US dollar vs. the Canadian dollar	4.7%

(b) Average exchange rate

	Second quarter	First six months
June 30, 2002	$ 1.5862	$ 1.5777
June 30, 2001	$ 1.5461	$ 1.5339
Increase in the value of the US dollar vs. the Canadian dollar	2.6%	2.9%

(in $ millions except per share amounts and as otherwise indicated)

The combined ratio improved significantly to 103.2% in the second quarter of 2002 from 109.4% in the second quarter of 2001 continuing the combined ratio improvement reported in the first quarter of 2002. Pre-tax income increased significantly to $103.8 in the second quarter of 2002 from $33.9 in the second quarter of 2001, reflecting improved underwriting and investment results. However, net earnings were up only slightly to $47.0 ($2.95 per share) in 2002 from $46.0 ($3.27 per share) in 2001, primarily due to a higher income tax provision and higher non-controlling interests in earnings, which are discussed below. The weighted average outstanding shares for the three months ended June 30, 2002 were 14.3 million versus 13.1 million last year.

Revenue in the second quarter increased to $1,890.1 from $1,531.7 last year principally as a result of higher net premiums earned and claims fees and realized gains. Net premiums written increased 28.8% over the previous year (52.1% excluding TIG, which exited from a significant amount of its program business written through MGAs), to $1,558.5 from $1,210.0 in 2001.

Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income.

Net Earnings

The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and six months ended June 30, 2002 and 2001:

	Second quarter		First six months	
	2002	2001	2002	2001
Combined ratio				
Insurance — Canada	96.6%	108.3%	97.9%	109.7%
— U.S	108.5%	113.2%	107.6%	112.5%
Reinsurance	98.8%	102.1%	98.8%	102.6%
Consolidated	103.2%	109.4%	103.2%	109.5%
Sources of net earnings (with Lindsey Morden equity accounted)				
Underwriting				
Insurance — Canada	7.4	(14.1)	8.7	(32.4)
— U.S	(60.6)	(90.9)	(113.8)	(174.0)
Reinsurance	6.5	(6.9)	12.1	(16.3)
Interest and dividends	125.1	103.5	238.5	239.6
	78.4	(8.4)	145.5	16.9
Realized gains	102.7	71.7	126.0	116.7
Runoff and other	(22.9)	13.0	(26.3)	11.0
Claims adjusting (Fairfax portion)	(1.5)	(1.4)	(6.8)	(3.3)
Interest expense	(28.5)	(41.0)	(55.2)	(80.8)
Swiss Re premium and interest	—	(13.7)	—	(19.2)
Corporate overhead and other	(17.4)	(3.6)	(32.4)	(8.6)
Other costs and charges	(7.0)	—	(13.4)	(19.2)
Goodwill and other amortization	—	(1.5)	—	(3.2)
Negative goodwill amortization	—	19.0	—	37.9
Pre-tax income	103.8	34.1	137.4	48.2
Less (add): taxes	40.9	(14.9)	50.0	(38.6)
Less: non-controlling interests	(15.9)	(3.0)	(29.1)	(9.9)
Net earnings	47.0	46.0	58.3	76.9

Canadian Insurance Companies

For the quarter ended June 30, 2002

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit	1.1	—	6.1	0.2	—	7.4
Combined ratio	96.3%	100.0%	95.8%	99.1%		96.6%
Gross premiums written	202.1	32.0	208.5	40.5		483.1
Net premiums written	97.6	24.4	187.1	26.5		335.6
Net premiums earned	30.0	19.2	144.1	21.6		214.9
Underwriting profit	1.1	—	6.1	0.2	—	7.4
Interest and dividends						16.3
Operating income						23.7

For the quarter ended June 30, 2001

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit (loss)	(10.5)	(0.3)	(8.3)	0.2	4.8	(14.1)
Combined ratio	148.6%	101.8%	107.1%	98.7%		108.3%
Gross premiums written	84.5	25.9	170.1	21.3		301.8
Net premiums written	31.2	20.6	152.1	14.6		218.5
Net premiums earned	21.6	16.7	116.9	15.7		170.9
Underwriting profit (loss)	(10.5)	(0.3)	(8.3)	0.2	4.8(1)	(14.1)
Interest and dividends						14.4
Operating income						0.3

(1) Swiss Re recovery on 1998 and prior losses.

For the six months ended June 30, 2002

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit	3.7	0.1	4.5	0.4	—	8.7
Combined ratio	94.3%	99.7%	98.4%	99.0%		97.9%
Gross premiums written	373.0	59.0	358.8	80.7		871.5
Net premiums written	166.2	44.1	320.7	58.6		589.6
Net premiums earned	65.4	37.6	278.9	40.4		422.3
Underwriting profit	3.7	0.1	4.5	0.4	—	8.7
Interest and dividends						29.5
Operating income						38.2

For the six months ended June 30, 2001

	Commonwealth	Federated	Lombard	Markel	Corporate adjustments	Total
Underwriting profit (loss)	(10.8)	(2.7)	(26.1)	0.2	7.0	(32.4)
Combined ratio	125.5%	108.0%	111.6%	99.4%		109.7%
Gross premiums written	146.1	46.9	285.8	51.6		530.4
Net premiums written	55.9	37.5	253.7	38.3		385.4
Net premiums earned	42.4	34.0	225.8	31.2		333.4
Underwriting profit (loss)	(10.8)	(2.7)	(26.1)	0.2	7.0(1)	(32.4)
Interest and dividends						31.1
Operating income						(1.3)

(1) Swiss Re recovery on 1998 and prior losses.

The Canadian insurance companies' combined ratio for the three months ended June 30, 2002 improved to 96.6% from 108.3% last year, primarily due to significant price increases achieved by all companies in 2001 and continuing into 2002 and, for Federated and Lombard, better than normal winter conditions in the first quarter of 2002 resulting in less severe winter-related losses compared with the first quarter of 2001. In the second quarter of 2001, Commonwealth incurred losses of $7 from Tropical Storm Allison. Net premiums written by the Canadian insurance companies increased by 53.6% in the second quarter of 2002 compared with the second quarter of 2001 due to continuing price increases achieved in excess of 20%, increased retentions and continuing favourable market conditions.

U.S. Insurance Companies

For the quarter ended June 30, 2002

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total

Underwriting profit (loss)	(16.4)	(44.4)	0.2	—	(60.6)
Combined ratio	106.3%	110.1%	98.7%		108.5%
Gross premiums written	363.8	451.3	16.3		831.4
Net premiums written	268.7	383.7	12.5		664.9
Net premiums earned	261.7	439.5	15.8		717.0
Underwriting profit (loss)	(16.4)	(44.4)	0.2	—	(60.6)
Interest and dividends					63.0
Operating income (loss)					2.4

For the quarter ended June 30, 2001

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total
Underwriting profit (loss)	(43.7)	(61.5)	(0.5)	14.8(3)	(90.9)
Combined ratio	118.2%	113.8%	113.5%		113.2%
Gross premiums written	298.0	590.0	11.3		899.3
Net premiums written	250.4	437.5	7.1		695.0
Net premiums earned	240.2	444.9	3.7		688.8
Underwriting profit (loss)	(43.7)	(61.5)	(0.5)	14.8(3)	(90.9)
Interest and dividends					46.8
Operating income (loss)					(44.1)

For the six months ended June 30, 2002

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total
Underwriting profit (loss)	(25.7)	(87.9)	(0.2)	—	(113.8)
Combined ratio	104.8%	109.6%	100.6%		107.6%
Gross premiums written	748.2	946.0	51.6		1,745.8
Net premiums written	593.4	763.7	39.7		1,396.8
Net premiums earned	538.8	918.9	32.3		1,490.0
Underwriting profit (loss)	(25.7)	(87.9)	(0.2)	—	(113.8)
Interest and dividends					120.5
Operating income					6.7

For the six months ended June 30, 2001

	Crum & Forster	TIG(1)	Falcon(2)	Corporate adjustments	Total
Underwriting profit (loss)	(70.4)	(130.4)	(1.6)	28.4(3)	(174.0)
Combined ratio	114.4%	114.5%	122.5%		112.5%
Gross premiums written	691.0	1,249.6	21.9		1,962.5
Net premiums written	550.5	945.1	10.9		1,506.5
Net premiums earned	490.0	898.4	7.1		1,395.5
Underwriting profit (loss)	(70.4)	(130.4)	(1.6)	28.4(3)	(174.0)
Interest and dividends					120.7
Operating income (loss)					(53.3)

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(1) TIG includes Ranger's results on a retroactive basis following the combination of the two companies' operations, effective April 1, 2002.

(2) Included in U.S. operations for convenience.

(3) Swiss Re recovery on 1998 and prior losses.

The U.S. insurance companies' combined ratio for the three months ended June 30, 2002 improved to 108.5% from 113.2% last year due to the effect of significant price increases and claims and underwriting actions taken by each of the companies over the last two years. Crum & Forster and TIG obtained average price increases on renewal business written in excess of 22% and 40% respectively for the second quarter of 2002. Crum & Forster's combined ratio of 106.3% for the second quarter of 2002 compared to 118.2% for the second quarter of 2001 reflects principally the continuing significant improvement in Crum & Forster's underwriting performance resulting from the execution of management's underwriting, distribution and expense initiatives. The increase in Crum & Forster's combined ratio to 106.3% in the second quarter of 2002 from 103.4% in the first quarter of 2002 results from a one-time ceded reinsurance premium and a slight increase in the 2002 accident year loss ratio. Barring unforeseen events or developments, Crum & Forster continues to expect that its combined ratio will improve below 104.8% in the second half of 2002. Crum & Forster's increase in net premiums written of 7.3% for the second quarter of 2002 compared to the second quarter of 2001 was primarily due to the favourable effect of the weakening of the Canadian dollar and price increases on new and renewal business, offset in part by higher reinsurance costs and lower retention ratios. TIG's combined ratio of 110.1% and its 12.3% decrease in net premiums written in the second quarter of 2002 compared to the second quarter of 2001, reflect its exit from a significant part of its program business written through MGAs, as reported in the first quarter of 2002.

Reinsurance

	OdysseyRe(1)			
	Second quarter		First six months	
	2002	2001	2002	2001
Underwriting profit (loss)	6.5	(6.9)	12.1	(16.3)
Combined ratio	98.8%	102.1%	98.8%	102.6%
Gross premiums written	632.1	357.7	1,252.0	785.9
Net premiums written	547.7	322.4	1,110.5	711.6
Net premiums earned	550.3	333.7	1,002.1	625.7
Underwriting profit (loss)	6.5	(6.9)	12.1	(16.3)
Interest and dividends	45.8	42.3	88.5	87.8
Operating income	52.3	35.4	100.6	71.5

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(1) These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and purchase price and other adjustments made as part of ORH's IPO.

The reinsurance group's combined ratio improved to 98.8% in the second quarter of 2002 from 102.1% in 2001 due to the company's underwriting actions, including improvements in pricing as well as terms and conditions, and OdysseyRe's opportunistic expansion into better performing lines of business. Net premiums written increased by 69.9% in the second quarter of 2002 compared to 2001, due mainly to greater opportunities to write business in certain classes of business and as a result of increased pricing both at the insurance and reinsurance levels in each of its business segments.

Interest and Dividends and Realized Gains

Interest and dividend income in the second quarter increased to $125.1 from $103.5 last year primarily due to lower interest expense on funds withheld balances payable to reinsurers while the increase from interest and dividend income of $113.4 in the first quarter of 2002 resulted from the reinvestment of lower yielding cash and short term investments into higher yielding longer term bonds. The company continues to reinvest excess cash and short term investment balances and positive cash flow from increasing premiums written in its Canadian insurance and reinsurance groups into higher yielding investments.

Realized gains on disposal of portfolio securities were $102.7 for the second quarter of 2002, principally from the sale of S&P puts net of put amortization.

Runoff and Other

For the quarter and six months ended June 30, 2002

	Second quarter			First six months		
	TRG	European runoff and other	Total	TRG	European runoff and other	Total
Gross premiums written	—	9.5	9.5	0.1	40.7	40.8

Net premiums written	—	10.3	10.3	0.1	39.3	39.4
Net premiums earned	—	26.9	26.9	0.1	50.7	50.8
Losses on claims	(1.1)	(39.4)	(40.5)	(2.4)	(77.1)	(79.5)
Operating expenses	(9.0)	(37.9)	(46.9)	(16.2)	(58.9)	(75.1)
Interest and dividends	13.1	24.5	37.6	29.6	47.9	77.5
Operating income (loss)	3.0	(25.9)	(22.9)	11.1	(37.4)	(26.3)

For the quarter and six months ended June 30, 2001

	Second quarter			First six months		
	TRG	European runoff and other	Total	TRG	European runoff and other	Total
Gross premiums written	0.1	36.1	36.2	0.2	71.1	71.3
Net premiums written	0.1	(26.0)	(25.9)	0.2	0.2	0.4
Net premiums earned	0.1	(7.6)	(7.5)	0.2	27.7	27.9
Losses on claims	(1.1)	39.0	37.9	(2.4)	(19.3)	(21.7)
Operating expenses	(10.2)	(42.5)	(52.7)	(15.6)	(63.8)	(79.4)
Interest and dividends	14.7	20.6	35.3	31.3	52.9	84.2
Operating income (loss)	3.5	9.5	13.0	13.5	(2.5)	11.0

The runoff operations consist of International Insurance, Sphere Drake and the non-life operations of CTR. Claims costs and losses on claims exceeded net investment income by $26.3 due to higher losses and commissions on the runoff of CTR's non-life and life operations and to the strengthening of claims reserves. In the second quarter of 2001, the losses on claims were favorably impacted by commutations. Net premiums earned for the second quarter of 2002 and 2001 principally relate to the runoff of CTR's non-life reinsurance portfolio and internal reinsurance of the Canadian and U.S. insurance companies.

Other Elements of Net Earnings

Interest expense decreased to $28.5 for the second quarter of 2002 compared to $41.0 for the second quarter of 2001, principally due to the benefit of the company's fixed rate to floating rate interest rate swaps, partially offset by the interest on OdysseyRe's external debt issued in the fourth quarter of 2001.

Corporate overhead and other consists of Fairfax and OdysseyRe holding company expenses net of Hamblin Watsa's pre-tax income and interest income on Fairfax's cash balances.

The company recorded an income tax expense of $41.7 for the second quarter of 2002, principally due to lower levels of income in lower tax jurisdictions and realized gains in higher tax jurisdictions compared the second quarter of 2001.

The company's non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Second quarter		First six months	
	2002	2001	2002	2001
OdysseyRe	10.4	—	17.0	—
TRG	5.1	3.0	11.8	9.9
Lindsey Morden	(0.4)	(0.7)	(3.1)	(1.7)
	15.1	2.3	25.7	8.2

At June 30, 2002, Fairfax had ceded losses under its corporate insurance cover with Swiss Re totalling US$727.4 (unchanged from December 31, 2001), leaving unutilized coverage of US$272.6.

Investments

At June 30, 2002 the investment portfolio had a pre-tax unrealized gain of $158.1 (consisting of an unrealized loss on bonds of $21.1 offset by an unrealized gain primarily on common stocks of $179.2) compared to an unrealized loss of $223.1 at December 31, 2001. As disclosed on page 18 of the Annual Report, assuming corporate spreads remain at current levels, the unrealized bond loss would become an unrealized gain in excess of $800 if interest rates decline to 4 ½%. The company had S&P puts with a notional value of US$600 and an average strike price of 1,004 at June 30, 2002. In July 2002, the company sold additional S&P puts for proceeds of $39 (US$25) and a net gain of $33 (US$22) leaving S&P puts with a notional value of US$500 at an average strike price of 986, with most contracts maturing by the end of the year.

Capital Structure and Liquidity

The company's capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	June 30, 2002	December 31, 2001
Cash, short term investments and marketable securities	551.5	833.4
Long term debt	2,203.1	2,205.8
Net debt	1,651.6	1,372.4
Common shareholders' equity	3,142.3	3,057.6
Preferred shares and trust preferred securities of subsidiaries	543.7	560.8
OdysseyRe non-controlling interest	360.7	361.8
Total equity	4,046.7	3,980.2
Net debt/equity	41%	34%
Net debt/total capital	29%	26%
Common shareholders' equity per share	$ 219.01	$ 213.06

During the first six months of 2002, the company contributed additional capital of $69.0 to TIG, paid a Swiss Re premium of $155.9, paid $52.5 on maturity of foreign exchange contracts hedging its investment in U.S. subsidiaries and purchased Old Lyme for $66.2, partially offset by proceeds on the sale of S&P puts of $106, contributing to the decrease in holding company cash, short term investments and marketable securities. All of the outstanding shares of Old Lyme were purchased from Hub International Limited. The remaining decrease in holding company cash resulted from operations offset by repayment of the short term advance to its runoff operations in the first quarter of 2002 (as disclosed in the first quarter interim report) for the settlement of Equitas-related balances to its U.S. affiliates. The increase in the company's net debt to equity and net debt to total capital ratios from December 31, 2001 to June 30, 2002 was principally due to the decrease in holding company cash, short term investments and marketable securities of $281.9. Subsequent to quarter end, the company paid $152 (US$100) to TIG on July 1, 2002 in connection with arrangements for the use of cash derived from the OdysseyRe IPO. As stated in the 2001 Annual Report, the company's objective is to maintain cash, short term investments and marketable securities in the holding company of at least five times the company's annual interest expense until the company's consolidated combined ratio comes down below 105% and its earnings cover its annual interest expense by five times. With Lindsey Morden equity accounted, five times the annualized six-month interest expense amounts to approximately $550 million, and for the six months ended June 30, 2002, the consolidated combined ratio was 103.2% and interest coverage was 3.5 times.

Common shareholders' equity at June 30, 2002 was $3.1 billion or $219.01 per share.